

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2013

Via E-Mail
Lee R. Rice
Chief Executive Officer
Colorado Goldfields Inc.
10920 West Alameda Avenue, Suite 201
Lakewood, Colorado 80226

> **Re:** **Colorado Goldfields Inc.**
> **Amendment to Preliminary Information Statement on Schedule 14C**
> **Filed June 6, 2013**
> **File No. 000-51718**

Dear Mr. Rice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Purpose and Effect of Increasing the Authorized Shares of Common Stock, page 2

1. We note your response to comment one in our letter dated June 3, 2013. We cannot find changes made to your disclosure in response to comment one in the revised Information Statement filed on June 6, 2013 or in the Information Statement filed on June 17, 2013. As previously requested, please revise your Information Statement to disclose the background and reasons for your series of changes to your issued, outstanding and authorized stock. We may have further comment.

Lee R. Rice
Colorado Goldfields Inc.
June 18, 2013
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Ronald E. Alper, at (202) 551-3329, or David Link, at (202) 551-3356, with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director